Dated April 12, 2007

China Technology Development Group Corporation (the “Company”)

and

Smartweed Investments Limited (the “Investor”)

Registration Rights Agreement

Table of Contents

Clause Page

1. Registration Rights.

1.1	Definitions.	2
1.2	Request for Registration	4
1.3	Piggy Back Registration	5
1.4	Form F-3 Registration.	6
1.5	Obligations of the Company.	8
1.6	Information From Holder.	9
1.7	Underwriting Agreements.
1.8	Expenses of Registration.
1.9	Conversion only Upon Consummation of Offering.
1.10	Indemnification.	11
1.11	Reports Under Securities Exchange Act of 1934.	12
1.12	Assignment of Registration Rights.
1.13	Limitations on Subsequent Registration Rights.
1.14	“Market Stand-Off” Agreement.
1.15	Termination of Registration Rights
1.16	Future Changes in Registration Requirements
1.17	Reorganizations

2. Miscellaneous

2.1Successors and Assigns. 2.2Governing Law. 2.3Counterparts. 2.4Titles and Subtitles. 2.5Notices. 2.6Entire Agreement: Amendments and Waivers. 2.7Severability. 2.8Aggregation of Shares.
Execution	16

THIS REGISTRATION RIGHTS AGREEMENT is made as of April 12, 2007

BETWEEN:

(1)	China Technology Development Group Corporation (the “Company”), a company incorporated under the laws of the British Virgin Islands whose registered address is P.O. Box 71, Craigmuir Chambers, Road Tower, Tortola, British Virgin Islands; and

(2)	Smartweed Investments Group Limited (the “Investor”), a company incorporated under the laws of the British Virgin Islands whose registered address is at P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands.

RECITALS:

WHEREAS, the shares of the Company, par value US$0.01 per share (“Shares”), are listed for trading on The Nasdaq Stock Market, Inc. (“NASDAQ”);

WHEREAS, the Company wishes to issue a total of 150,000 new Shares (“Subscription Shares”) to the Investor, and the Investor wishes to subscribe for such Subscription Shares;

WHEREAS, the Company and the Investor have entered into a Subscription Agreement on April 12, 2007 (the “Subscription Agreement”) for subscription of the Subscription Shares;

WHEREAS, in order to induce the Company to issue the Subscription Shares to the Investor and to induce the Investor to subscribe for the Subscription Shares, subject to the terms and conditions of the Subscription Agreement, the Investor and the Company hereby agree that this Agreement shall govern the rights of the Investor to cause the Company to register the Registrable Securities it held.

NOW, THEREFORE, THE PARTIES HEREBY AGREE AS FOLLOWS:

1. Registration Rights. The Company covenants and agrees as follows:

1.1 Definitions. For purposes of this agreement:

(a)	The term “Act” means the U.S. Securities Act of 1933, as amended.

(b)	An “affiliate” of, or person “affiliated” with, a specified person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified. A person shall be deemed to control another person if such first person possesses directly and indirectly the power to direct, or cause the direction of, the management and policies of the second person, whether through the ownership of voting securities, by contract or otherwise.

(c)	The term “Form F-3” mean such form under the Act as in effect on the date hereof or any successor forms.

(d)	The term “Holder” means any person owning or having the right to acquire Registrable Securities or any assignee thereof in accordance with Section 1.12 hereof.

(e)	The term “1934 Act” means the U.S. Securities Exchange Act of 1934, as amended.

(f)	The term “register,” “registered,” and “registration” refer to a registration effected by preparing and filing a registration statement or similar document in compliance with the Act, and the declaration or ordering of effectiveness of such registration statement or document.

(g)	The term “Registrable Securities” means (i) the Subscription Shares held by the Investor or its permitted Transferee (it being understood that for purposes of this Agreement, a Person will be deemed to be a holder of Registrable Securities whenever such Person has the right to then acquire or obtain from the Company any Registrable Securities, whether or not such acquisition has actually been effected); (ii) any Shares issued or issuable with respect to any such Shares described in clause (i) above by way of a share dividend or share split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization; and (iii) any additional Company securities that are granted registration rights from time to time in accordance with the terms of this Agreement; provided, however, that notwithstanding anything to the contrary contained herein, “Registrable Securities” shall not at any time include any securities (A) registered and sold pursuant to the Securities Act, (B) sold to the public pursuant to Rule 144 under the Securities Act (“Rule 144”) or (C) which could then be sold in their entirety pursuant to Rule 144(k) under the Securities Act.

(h)	The term “SEC” means the U.S. Securities and Exchange Commission or any other federal agency at the time administering the Act.

1.2 Request for Registration

(a)	Subject to the conditions of this Section 1.2, if the Company shall receive at any time after one year after the date of this Agreement a written request from the Holders of at least 150,000 Shares of the Registrable Securities then outstanding (the “Initiating Holders”) that the Company file a registration statement under the Act covering the registration of the entire amount of the Registrable Securities held by the Initiating Holders, then the Company shall, within 20 days of the receipt thereof, give written notice of such request to all Holders, and subject to the limitations of this Section 1.2, use all reasonable efforts to effect, as soon as practicable, the registration under the Act of all Registrable Securities that the Holders request to be registered in a written request received by the Company within 20 days of the mailing of the Company’s notice pursuant to this Section 1.2(a). Holders requesting registration of Registrable Securities in response to the Company’s notice given pursuant to this Section 1.2 (a) are herein referred to as “Participating Holders”.

(b)	If the Initiating Holders intend to distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise the Company as a part of their request made pursuant to this Section 1.2 and the Company shall include such information in the written notice referred to in Section 1.2(a). In such event the right of any Holder to include its Registrable Securities in such registration shall be conditioned upon such Holder’s participation in such underwriting and the inclusion of such Holder’s Registrable Securities in the underwriting (unless otherwise mutually agreed by a majority in interest of the Participating Holders and such Holder) to the extent provided herein. All Holders proposing to distribute their securities through such underwriting shall enter into an underwriting agreement in customary form with the underwriter or underwriters selected for such underwriting by a majority in interest of the Participating Holders which underwriters are reasonably acceptable to the Company. Notwithstanding any other provision of this Section 1.2, if the underwriter advises the Company that marketing factors require a limitation of the number of securities underwritten (including Registrable Securities), then the Company shall so advise all Holders of Registrable Securities that would otherwise be underwritten pursuant hereto, and the number of shares that may be included in the underwriting shall be allocated to the Holders of such Registrable Securities on a pro rata basis based on the number of Registrable Securities held by all such Holders (including the Initiating Holders). Any Registrable Securities excluded or withdrawn from such underwriting shall be withdrawn from the registration. The Registrable Securities to be excluded or withdrawn shall be determined in the following sequence: (i) securities held by any persons other than the Holders, including persons having a contractual, incidental “piggy back” right to include such securities in the registration statement, (ii) securities sought to be registered by the Company, and (iii) Registrable Securities held by the Holders.

(c)	The Company shall not be required to effect a registration pursuant to this Section 1.2:

(i)	in any particular jurisdiction in which the Company would be required to execute a general consent to service of process in effecting such registration, unless the Company is already subject to service in such jurisdiction and except as may be required under the Act; or

(ii)	after the Company has effected 2 registrations pursuant to this Section 1.2, and such registrations have been declared or ordered effective and remained effective for the period required by section 1.5 (a); or

(iii)	if the Company shall furnish to Holders requesting a registration statement pursuant to this Section 1.2 a certificate signed by the Company’s Chief Executive Officer or Chairman of the Board stating that in the good faith judgment of the Board of Directors of the Company, it would be seriously detrimental to the Company and its shareholders for such registration statement to be effected at such time as a result of requiring a disclosure that would cause a material adverse affect on any plan or agreement with respect to any financing, acquisition, or other material transaction, in which event the Company shall have the right to defer such filing for a period of not more than 120 days after receipt of the request of the Initiating Holders, provided that such right to delay a request shall be exercised by the Company not more than once in any 12-month period.

1.3 Piggy Back Registration

(a)	If (but without any obligation to do so) the Company proposes to register (including for this purpose a registration effected by the Company for shareholders other than the Holders) any of its Shares or other securities under the Act (other than a registration relating solely to the sale of securities to participants in a Company share option plan, a registration relating to a corporate reorganization or other transaction under Rule 145 of the Act), the Company shall, at such time, promptly give each Holder written notice of such registration. Upon the written request of each Holder given within 20 days after mailing of such notice by the Company in accordance with Section 2.5, the Company shall, subject to the provisions of Section 1.3(c), use all reasonable efforts to cause to be registered under the Act all of the Registrable Securities that each such Holder has requested to be registered.

(b)	Right to Terminate Registration. The Company shall have the right to terminate or withdraw any registration initiated by it under this Section 1.3 prior to the effectiveness of such registration whether or not any Holder has elected to include securities in such registration. The expenses of such withdrawn registration shall be borne by the Company in accordance with Section 1.8 hereof.

(c)	Underwriting Requirements. In connection with any offering involving an underwriting of shares of the Company’s capital stock, the Company shall not be required under this Section 1.3 to include any of the Holders’ securities in such underwriting unless they accept the terms of the underwriting as agreed upon between the Company and the underwriters selected by it (or by other persons entitled to select the underwriters) and enter into an underwriting agreement in customary form with an underwriter or underwriters selected by the Company, and then only in such quantity as the underwriters determine in their sole discretion will not jeopardize the success of the offering by the Company. If the total amount of securities, including Registrable Securities, requested by shareholders to be included in such offering exceeds the amount of securities sold other than by the Company that the underwriters determine in their sole discretion is compatible with the success of the offering, then the Company shall be required to include in the offering only that number of such securities, including Registrable Securities, that the underwriters determine in their sole discretion will not jeopardize the success of the offering (the securities so included to be apportioned pro rata among the selling Holders according to the total amount of securities entitled to be included therein owned by each selling Holder or in such other proportions as shall mutually be agreed to by such selling Holders), but in no event shall the amount of securities of the selling Holders included in the offering be reduced below twenty percent (20%) of the total amount of securities included in such offering, unless such offering is the initial public offering of the Company’s securities, in which case the selling Holders may be excluded if the underwriters make the determination described above and no other shareholder’s securities are included. For purposes of the preceding parenthetical concerning apportionment, for any selling shareholder that is a Holder of Registrable Securities and that is a partnership or corporation, the partners, retired partners and shareholders of such Holder, or the estates and family members of any such partners and retired partners and any trusts for the benefit of any of the foregoing persons shall be deemed to be a single “selling Holder,” and any pro rata reduction with respect to such “selling Holder” shall be based upon the aggregate amount of Registrable Securities owned by all such related entities and individuals.

1.4	Form F-3 Registration. The Company will be eligible to file a registration statement on Form F-3 once it has made the filing with the SEC of its Annual Report on Form 20-F for fiscal year 2006, assuming such filing is made on a timely basis. At any time after it becomes eligible to file a registration statement on Form F-3, the Holders of Registrable Securities may, subject to certain terms and conditions, require the Company to file a registration statement on Form F-3. In case the Company shall receive from the Holders of Registrable Securities a written request or requests that the Company effect a registration on Form F-3 and any related qualification or compliance with respect to all or a part of the Registrable Securities owned by such Holder or Holders, the Company shall:

(a)	promptly give written notice of the proposed registration, and any related qualification or compliance, to all other Holders;

(b)	use all reasonable efforts to effect, as soon as practicable, such registration and all such qualifications and compliances as may be so requested and as would permit or facilitate the sale and distribution of all or such portion of such Holders’ Registrable Securities as are specified in such request, together with all or such portion of the Registrable Securities of any other Holders joining in such request as are specified in a written request given within 15 days after receipt of such written notice from the Company, provided, however, that the Company shall not be obligated to effect any such registration, qualification or compliance, pursuant to this section 1.4:

(i)	if Form F-3 is not available for such offering by the Holders;

(ii)	if the Holders, together with the holders of any other securities of the Company entitled to inclusion in such registration, propose to sell Registrable Securities and such other securities (if any) at an expected aggregate price to the public (net of any underwriters’ discounts or commissions) of less than U.S.$1,000,000;

(iii)	if the Company shall furnish to the Holders a certificate signed by the Chief Executive Officer or Chairman of the Board of the Company stating that in the good faith judgment of the Board of Directors of the Company, it would be seriously detrimental to the Company and its shareholders for such Form F-3 Registration to be effected at such time as a result of requiring a disclosure that would cause a material adverse affect on any plan or agreement with respect to any financing, acquisition, or other material transaction, in which event the Company shall have the right to defer the filing of the Form F-3 registration statement for a period of not more than 120 days after receipt of the request of the Holder or Holders under this Section 1.4; provided, however, that the Company shall not utilize this right more than once in any twelve month period;

(iv)	if the Company has, within the twelve (12) month period preceding the date of such request, already effected one registration on Form F-3 for the Holders pursuant to this Section 1.4; or

(v)	in any particular jurisdiction in which the Company would be required to qualify to do business or to execute a general consent to service of process in effecting such registration, qualification or compliance;

(c)	subject to the foregoing, the Company shall file a registration statement covering the Registrable Securities and other securities so requested to be registered as soon as practicable after receipt of the request or requests of the Holders. Registrations effected pursuant to this Section 1.4 shall not be counted as requests for registration effected pursuant to Sections 1.2.

1.5	Obligations of the Company. Whenever required under this Section 1 to effect the registration of any Registrable Securities, the Company shall, as expeditiously as reasonably possible:

(a)	prepare and file with the SEC a registration statement with respect to such Registrable Securities (and in any event within 60 days in the case of a registration effected pursuant to section 1.2 and within 20 days in the case of a registration effected pursuant to section 1.4) and use all reasonable efforts to cause such registration statement to become effective, and, upon the request of the Holders of a majority of the Registrable Securities registered thereunder, keep such registration statement effective for a period of up to 120 days or, if earlier, until the distribution contemplated in the Registration Statement has been completed;

(b)	prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Act with respect to the disposition of all securities covered by such registration statement;

(c)	furnish to the Holders such numbers of copies of a prospectus, including a preliminary prospectus, in conformity with the requirements of the Act, and such other documents as they may reasonably request in order to facilitate the disposition of Registrable Securities owned by them;

(d)	use all reasonable efforts to register and qualify the securities covered by such registration statement under such other securities or Blue Sky laws of such jurisdictions as shall be reasonably requested by the Holders, provided that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business or to file a general consent to service of process in any such states or jurisdictions;

(e)	if the Initiating Holders have notified the Company of their desire to register American depositary shares, enter into a depositary agreement in customary form with the depositary selected by the Initiating Holders and enter into any other agreements and execute such documents (including, without limitation, a Registration Statement on Form F-6) as are customarily required to initiate such a “sponsored American Depositary Receipt program”;

(f)	in the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter of such offering;

(g)	notify each Holder of Registrable Securities covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Act or the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances then existing and promptly amend or supplement the registration statement to cure such defect;

(h)	provide a transfer agent and registrar for all Registrable Securities registered pursuant hereunder and a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration;

(i)	notify the Holders, (i) promptly after it shall receive notice thereof, of the date and time when a registration statement and each post-effective amendment thereto has become effective and (ii) of the initial filing of the registration statement with the SEC;

(j)	notify the Holders promptly of any request by the SEC for the amending or supplementing of a registration statement or prospectus or for additional information;

(k)	advise the Holders, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the SEC suspending the effectiveness of a registration statement or the initiation or threatening of any proceedings for that purpose and promptly use its best efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;

(l)	provide such information as is required for any filings required to be made with the National Association of Securities Dealers, Inc;

(m)	otherwise use commercially reasonable efforts to comply with all applicable rules and regulations of the SEC, and make available to its Shareholders, as soon as reasonably practicable, an earning statement covering the period of at least 12 months, beginning with the first full calendar month after the effective date of a registration statement, which earning statement shall satisfy the provisions of Section 11 (a) of the Securities Act and Rule 158 thereunder;

(n)	use its best efforts to cooperate with the Holder in the disposition of the Registrable Securities covered by such registration statement, including without limitation in the case of an underwritten offering pursuant to Section 1.2 causing key executives of the Company and its subsidiaries to participate under the direction of the managing underwriter in a “road show” scheduled by such managing underwriter in such locations and of such duration as in the judgement of such managing underwriter believes to be appropriate for such underwritten offering;

(o)	use its best efforts to obtain all legal opinions, auditors’ consents and comfort letters and experts cooperation as may be required, including furnishing to each Holder of such Registrable Securities a signed counterpart, addressed or confirmed to such Holder, of (i) an opinion of counsel for the Company and (ii) a “cold comfort” letter signed by the independent public accountants who have certified the Company’s financial statements included in such registration statement, covering substantially the same matters as are customarily covered in opinions of issuer’s counsel and in accountants’ letters delivered to underwriters in underwritten public offerings of securities;

(p)	use its best efforts to list such Registrable Securities on each securities exchange on which any equity security of the Company is then listed, if such Registrable Securities are not already so listed; and

(q)	in connection with the preparation and filing of each registration statement under the Securities Act, and before filing any such registration statement or any other document in connection therewith, give the Holders and their underwriters, if any, and their respective counsel and accountants, the opportunity to participate in the preparation of such registration statement, each prospectus included therein or filed with the SEC, each amendment thereof or supplement thereto and any related underwriting agreement or other document to be filed, and give each of the aforementioned persons such access to its books and records and such opportunities to discuss the business of the Company with its officers and the independent public accountants who have certified its financial statements as shall be necessary, in the opinion of such Holders, underwriters, counsel or accountants, to conduct a reasonable investigation within the meaning of the Securities Act.

1.6	Information From Holder. It shall be a condition precedent to the obligations of the Company to take any action pursuant to this Section 1 with respect to the Registrable Securities of any selling Holder that such Holder shall furnish to the Company such information regarding itself, the Registrable Securities held by it, and the intended method of disposition of such securities as the Company may reasonably request in writing and which shall be required to effect the registration of such Holder’s Registrable Securities.

1.7	Underwriting Agreements. No Holders shall be required to make, and the Company shall use its best efforts to ensure that no underwriter requires any Holder to make, any representations and warranties to or agreements with any underwriter in a registration effected pursuant to Sections 1.2, 1.3 or 1.4 other than customary representations and warranties and agreements relating to such Holders title to Registrable Securities and authority to enter into the underwriting agreement and indemnities relating to information regarding such Holder and its intended method of distribution provided by such Holder in writing expressly for use in the registration statement; and the representations and warranties by, and the other agreements on the part of, the Company to and for the benefit of any underwriters shall also be made to and for the benefit of such holders of Registrable Securities.

1.8	Expenses of Registration. All expenses other than underwriting discounts and commissions incurred in connection with registrations, filings or qualifications pursuant to Sections 1.2, 1.3 and 1.4, including (without limitation) all registration, filing and qualification fees, printers’ and accounting fees, fees and disbursements of counsel for the Company and the reasonable fees and disbursements of one counsel for the Selling Holders shall be borne by the Company.

1.9	Conversion only Upon Consummation of Offering. No Holder shall be required by this Agreement to convert any Registrable Security except at the applicable closing or closings of an underwritten registered offering and except upon the sale of such Registrable Security in the case of other registered offerings.

1.10	Indemnification. In the event any Registrable Securities are included in a registration statement under this Section 1:

(a)	In the event of any registration of any Registrable Securities under the Act pursuant to this Agreement, the Company will, and hereby does, indemnify and hold harmless each Investor and each seller of Registrable Securities, their respective partners, directors and officers, and each other Person, if any, who controls any such Investor or seller within the meaning of Section 15 of the Act (each such Person being referred to herein as a “Covered Person”), against any losses, claims, damages or liabilities, joint or several, to which such Covered Person may be or become subject under the Act, the Exchange Act, any other securities or other law of jurisdiction, common law or otherwise, insofar as such losses, claims, damages or liabilities (or actions or proceedings in respect thereof) arise out of or are based upon (i) any untrue statement or alleged untrue statement of any material fact contained or incorporated by reference in any registration statement under the Act, any preliminary prospectus or final prospectus included therein, or any related summary, prospectus, or any amendment or supplement thereto, or any document incorporated by reference therein, or (ii) any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, and will reimburse such Covered Person for any legal or any other expenses incurred by it in connection with investigating or defending any such loss, claim, damage, liability, action or proceeding. The indemnities of the Company contained in this Section 1.10 shall remain in full force and effect regardless of any investigation made by or on behalf of such Covered Person and shall survive any transfer of Registrable Securities.

(b)	In the event of any registration of Registrable Securities pursuant to this Agreement, each selling Holder will, and hereby does, indemnify and hold harmless (in the same manner and to the same extent as set forth in Section 1.10 (a) hereof) the Company, each director of the Company, each officer of the Company who shall sign such registration statement and each other Person (other than such seller), if any, who controls the Company within the meaning of Section 15 of the Act, with respect to any statement in or omission from such registration statement, any preliminary prospectus or final prospectus included therein, or any amendment or supplement thereto, or any document incorporated therein, if such statement or omission was made in reliance upon and in conformity with written information regarding such Holder furnished to the Company by or on behalf of such Holder expressly for inclusion therein.

(c)	Promptly after receipt by an indemnified party of notice of the commencement of any action or proceeding involving a claim of the type referred to in the foregoing provisions of this Section 1.10, such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party, give written notice to each such indemnifying party of the commencement of such action; provided, however, that the failure of any indemnified party to give notice to such indemnifying party as provided herein shall not relieve such indemnifying party of its obligations under the foregoing provisions of this Section 1.10, except and solely to the extent that such indemnifying party is actually prejudiced by such failure to give notice. In case any such action is brought against an indemnified party, each indemnifying party will be entitled to participate in and to assume the defense thereof, jointly with any other indemnifying party similarly notified, to the extent that it may wish, with counsel reasonably satisfactory to such indemnified party (who shall not, except with the consent of the indemnified party, be counsel to such an indemnifying party), and after notice from an indemnifying party to such indemnified party of its election so to assume the defense thereof, such indemnifying party will not be liable to such indemnified party for any legal or other expenses. If, within a reasonable time after receipt of the notice, such indemnifying party shall not have elected to assume the defense of the action, such indemnifying party shall be responsible for any legal or other expenses incurred by such indemnified party in connection with the defense of the action, suit, investigation, inquiry or proceeding. No indemnifying party will consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

(d)	If the indemnification provided for in this Section 1.10 is held by a court of competent jurisdiction to be unavailable to an indemnified party with respect to any loss, liability, claim, damage or expense referred to herein, then the indemnifying party, in lieu of indemnifying such indemnified party hereunder, shall contribute to the amount paid or payable by such indemnified party as a result of such loss, liability, claim, damage or expense in such proportion as is appropriate to reflect the relative fault of the indemnifying party on the one hand and of the indemnified party on the other in connection with the statements or omissions that resulted in such loss, liability, claim, damage or expense, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or alleged untrue statement of a material fact or the omission to state a material fact relates to information supplied by the indemnifying party or by the indemnified party and the parties’ relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission.

(e)	The liability of each Holder in respect of any indemnification or contribution obligation of such holder arising under this Section 1.10 shall not in any event exceed an amount equal to the net proceeds to such Holder (after deduction of all underwriters’ discounts and commissions and all other expenses paid by such Holder in connection with the registration in question) from the disposition of the Registrable Securities disposed of by such Holder pursuant to such registration.

(f)	The obligations of the Company and Holders under this Section 1.10 shall survive the completion of any offering of Registrable Securities in a registration statement under this Section 1, and otherwise.

1.11	Reports Under Securities Exchange Act of 1934. With a view to making available to the Holders the benefits of Rule 144 promulgated under the Act and any other rule or regulation of the SEC that may at any time permit a Holder to sell securities of the Company to the public without registration or pursuant to a registration on Form F-3, the Company agrees to:

(a)	make and keep public information available, as those terms are understood and defined in SEC Rule 144, at all times after the effective date of its Initial public offering;

(b)	file with the SEC in a timely manner all reports and other documents required of the Company under the Act and the 1934 Act; and

(c)	furnish to any Holder, so long as the Holder owns any Registrable Securities, forthwith upon request (i) a written statement by the Company that it has complied with the reporting requirements of SEC Rule 144 (at any time after ninety (90) days after the effective date of the first registration statement filed by the Company), the Act and the 1934 Act (at any time after it has become subject to such reporting requirements), or that it qualifies as a registrant whose securities may be resold pursuant to Form F-3 (at any time after it so qualifies), (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company, and (iii) such other information as may be reasonably requested in availing any Holder of any rule or regulation of the SEC that permits the selling of any such securities without registration or pursuant to such form.

1.12	Assignment of Registration Rights. The rights to cause the Company to register Registrable Securities pursuant to this Section 1 may be assigned (but only with all related obligations) by a Holder to a transferee or assignee of such securities that (i) is the Holder’s subsidiary, holding company or subsidiary of such holding company, or (ii) after such assignment or transfer, holds at least 150,000 shares of Registrable Securities (subject to appropriate adjustment for share splits, stock dividends, combinations and other recapitalizations), provided: (a) the Company is, within a reasonable time after such transfer, furnished with written notice of the name and address of such transferee or assignee and the securities with respect to which such registration rights are being assigned; and (b) such transferee or assignee agrees in writing to be bound by and subject to the terms and conditions of this Agreement, including without limitation the provisions of Section 1.14 below.

1.13	Limitations on Subsequent Registration Rights. From and after the date of this Agreement, the Company shall not, without the prior written consent of the Holders of a majority of the Registrable Securities, enter into any agreement with any holder or prospective holder of any securities of the Company that would allow such holder or prospective holder to include such securities in any registration filed under Section 1.3 hereof, unless under the terms of such agreement, such holder or prospective holder may include such securities in any such registration only to the extent that the inclusion of such securities will not reduce the amount of the Registrable Securities of the Holders that are included.

1.14	“Market Stand-Off” Agreement. If requested by the Company and an underwriter of ordinary shares (or other securities) of the Company, a shareholder shall not sell or otherwise transfer or dispose of any ordinary shares (or other securities) of the Company held by such shareholder (other than those included in the registration) during the 180-day period following the effective date of a registration statement of the Company filed under the Act, provided that:

(a)	such agreement shall only apply to the first such registration statement of the Company, including securities to be sold on its behalf to the public in an underwritten offering; and

(b)	all officers and directors of the Company and all holders of at least one percent (1) of the Company’s voting securities are bound by and have entered into similar agreements. The Company may impose stop-transfer instructions with respect to the Shares (or other securities) subject to the foregoing restriction until the end of the said 180-day period.

1.15 Termination of Registration Rights

(a)	Except as set forth in paragraph (b) no Holder shall be entitled to exercise any right provided for in this Section 1 following the time at which all Registrable Securities held by such Holder (and any affiliate of the Holder with whom such Holder must aggregate its sales under Rule 144) can be sold in any three (3)-month period without registration in compliance with Rule 144 of the Act.

(b)	The provisions of sub-paragraph (a) above shall not apply to any Holder who owns more than 5% of the Company’s outstanding Shares until the earlier of (i) such time as such Holder owns less than 5% of the Company’s outstanding Shares.

1.16 Future Changes in Registration Requirements

If the registration requirements under the Act are amended or eliminated to accommodate a “Company registration” or similar approach, this Agreement shall be deemed amended to the extent necessary to reflect such changes and the intent of the parties hereto with respect to the benefits and obligations of the parties, and in such connection, the Company shall use reasonable efforts to provide Holders of Registrable Securities equivalent benefits to those provided under this Agreement.

1.17 Reorganizations

If the Company engages in any reorganization or restructuring or other transaction (including without limitation a transaction effected primarily to change its jurisdiction of organization) in which the Company or its successor or assignee is a wholly owned subsidiary of another entity, then as a condition to such transaction, the Company shall ensure that the ultimate parent entity assumes all of the Company’s obligations hereunder as if it were the Company.

2. Miscellaneous

2.1	Successors and Assigns. Except as otherwise provided herein, the terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties (including transferees of any shares of Registrable Securities). Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement.

2.2	Governing Law. This Agreement shall be governed by and construed under the laws of New York.

2.3	Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

2.4	Titles and Subtitles. The titles and subtitles used in this Agreement are used for convenience only and are not to be considered in construing or interpreting this Agreement.

2.5	Notices. All notices and other communications required or permitted under to this Agreement must be in writing and will be deemed given if sent by personal delivery, faxed with electronic confirmation of delivery, internationally-recognized express courier or registered or certified mail (return receipt requested), postage prepaid, to the parties at the following addresses (or at such other address for a party as will be specified by like notice):

If to the Investor:

Mrs. Wei Xia
Smartweed Investments Limited
20B, Tower 7, One Silversea
18 Hoi Fai Road, Tai Kok Tsui, Kowloon
Hong Kong Special Administrative Region, China

If to the Company:

Mr. Yibing Zhang
China Technology Development Group Corporation
Room 2413-18, Shui On Centre
8 Harbour Road
Hong Kong Special Administrative Region, China

All such notices and other communications will be deemed to have been received (a) in the case of personal delivery, on the date of such delivery, (b) in the case of a fax, when the party sending such fax has received electronic confirmation of its delivery, (c) in the case of delivery by internationally-recognized express courier, on the business day following dispatch and (d) in the case of mailing, on the fifth business day following mailing.

2.6	Entire Agreement: Amendments and Waivers. This Agreement (including the Exhibits hereto, if any) constitutes the full and entire understanding and agreement among the parties with regard to the subjects hereof and thereof. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the holders of 75% of the Registrable Securities. Any amendment or waiver effected in accordance with this paragraph shall be binding upon each holder of any Registrable Securities each future holder of all such Registrable Securities, and the Company.

2.7	Severability. If one or more provisions of this Agreement are held to be unenforceable under applicable law, such provision shall be excluded from this Agreement and the balance of the Agreement shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.

2.8	Aggregation of Shares. All shares of Registrable Securities held or acquired by affiliated entities or persons shall be aggregated together for the purpose of determining the availability of any rights under this Agreement.

IN WITNESS WHEREOF, the parties have executed this Agreement as a deed as of the date first above written.

SIGNED by	)
)
for and on behalf of	)
CHINA TECHNOLOGY	)
DEVELOPMENT GROUP		)
CORPORATION	)
in the presence of:	)
SIGNED by	)
)
for and on behalf of	)
SMARTWEED INVESTMENTS	)
LIMITED	)
in the presence of:	)